

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number **E8174282020-2**
Barbara K. Cegavske (signature) Secretary of State State Of Nevada	Filing Number **20200817427**
	Filed On **07/29/2020 16:06:39 PM**
	Number of Pages **4**

Formation - Profit Corporation

☑	NRS 78 - Articles of Incorporation Profit Corporation	☐	NRS 80 - Foreign Corporation	☐	NRS 89 - Articles of Incorporation Professional Corporation

☐ 78A Formation - Close Corporation
(Name of closed corporation MUST appear in the below heading)

Articles of Formation of _____ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGH LIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)	**ECO ALLIES INC.**

2. Registered Agent for Service of Process: (Check only one box)

☑ Commercial Registered Agent (name only below)	☐ Noncommercial Registered Agent (name and address below)	☐ Office or position with Entity (title and address below)

THE CORPORATE PLACE, INC.

Name of Registered Agent **OR** Title of Office or Position with Entity

601 E CHARLESTON BLVD STE 100	**LAS VEGAS**	Nevada	**89104**
Street Address	City		Zip Code
		Nevada	
Mailing Address (If different from street address)	City		Zip Code

2a. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X   The Corporate Place, Inc. _____ | 07/29/2020

Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity | Date

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors   ☐ Yes **OR** ☑ No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

1) **Michael Hippert**
Name

601 E Charleston Blvd Ste 100	**Las Vegas**	**NV**	**89104**
Address	City	State	Zip Code

2) **Glenn Kirk**
Name

601 E Charleston Blvd Ste 100	**Las Vegas**	**NV**	**89104**
Address	City	State	Zip Code

3) **Steven Williams**
Name

601 E Charleston Blvd Ste 100	**Las Vegas**	**NV**	**89104**
Address	City	State	Zip Code

4) **James Gaspard**
Name

601 E Charleston Blvd Ste 100	**Las Vegas**	**NV**	**89104**
Address	City	State	Zip Code

5) **Max McDade**
Name

601 E Charleston Blvd Ste 100	**Las Vegas**	**NV**	**89104**
Address	City	State	Zip Code

	6) Jack Honour			
	Name			
	601 E Charleston Blvd Ste 100	Las Vegas	NV	89104
	Address	City	State	Zip Code

5. Jurisdiction of Incorporation: (NRS 80 only)	**5a.** Jurisdiction of incorporation: 	**5b.** I declare this entity is in good standing in the jurisdiction of its incorporation. ☐



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field.	**Yes** ☐

7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	**CLIMATE DECARBONIZATION INDUSTRY**

8. Authorized Shares:
(Number of shares corporation is authorized to issue)

Number of common shares with Par value: 50000000.0   Par value: $ .001

Number of preferred shares with Par value: 0   Par value: $ 0

Number of shares with no par value: **0**

If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.

9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. **Name, Address and Signature of the Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

Steven Williams	United States
Name	Country

601 E Charleston Blvd Ste 100	Las Vegas	NV	89104
Address	City	State	Zip/Postal Code

X _Steven Williams_   (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)



Filed in the Office of	Business Number E8174282020-2
Barbara K. Cegavske (signature)	Filing Number 20200817427
Secretary of State State Of Nevada	Filed On 07/29/2020 16:06:39 PM
	Number of Pages 4

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Registered Agent Acceptance/Statement of Change

(PURSUANT TO NRS 77.310, 77.340, 77.350, 77.380)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:
Name of represented entity: ECO ALLIES INC.
Entity or Nevada Business Identification Number (NVID): (for entities currently on file)

2. Registered Agent Acceptance:
[X] Registered Agent Acceptance

3. Information Being Changed:
Statement of Change takes the following effect: (select only one)
[X] Appoints New Agent (complete section 5)
[ ] Update Represented Entity Acting as Registered Agent (complete sections 5)
[ ] Update Registered Agent Name (complete sections 4 & 5)
[ ] Update Registered Agent Address (complete sections 4 & 5)

4. Registered Agent Information Before the Change: (Non-commercial registered agents **ONLY**)
Name of Registered Agent **OR** Title of Office or Position with Entity
Street Address | City | Nevada | Zip Code
Mailing Address (if different from street address) | City | Nevada | Zip Code

5. Newly Appointed Registered Agent or Registered Agent Information After the Change:
[X] Commercial Registered Agent:(name only below) [ ] Noncommercial Registered Agent (name and address below) [ ] Office or Position with Entity (title or position and address below)
THE CORPORATE PLACE, INC.
Name of Registered Agent **OR** Title of Office or Position within Entity
Street Address | City | Nevada | Zip Code
Mailing Address (if different from street address) | City | Nevada | Zip Code

6. Electronic Notification: (Optional)
Email address for electronic notifications for "Non-Commercial" or "Office or Positions with Entity" registered agents only:

7. Certificate of Acceptance of Appointment of Registered Agent: (Required)
I hereby accept appointment as Registered Agent for the above named Entity.
X *Aubry Bjarnason* (signature) 7/29/2020
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

8. Signature of Represented Entity: (Required)
X
Authorized Signature On Behalf of the Entity Date

FEE: $60.00
This form must be accompanied by appropriate fees.